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                                                    [VAN KAMPEN FUNDS INC. LOGO]

NEWS RELEASE                1 Parkview Plaza - P.O. Box 5555 - Oakbrook Terrace,
                            Illinois 60181-5555 - www.vankampen.com

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FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:
Chad Peterson
212/762-9612

                      VAN KAMPEN CALIFORNIA MUNICIPAL TRUST
                 ANNOUNCES ADJOURNMENT OF MEETING FOR PREFERRED
               SHARE CLASS VOTE FOR PROPOSED REORGANIZATION INTO
               VAN KAMPEN CALIFORNIA VALUE MUNICIPAL INCOME TRUST

         CHICAGO (September 28, 2005) -- The adjourned special meeting of shareholders of Van Kampen California Municipal Trust (AMEX/CHX: VKC) was held on September 23, 2005. At this meeting, the proposal for VKC to reorganize into Van Kampen California Value Municipal Income Trust (NYSE/CHX: VCV) was approved by common shareholders of VKC, voting as a separate class. The meeting has been further adjourned to November 22, 2005 at 9:00 a.m. Central Time with respect to the class vote of preferred shares of VKC to allow additional time to solicit votes from preferred shareholders of VKC, voting as a separate class, in connection with the proposed reorganization as outlined in the Notice of Joint Special Meeting of Shareholders previously mailed to shareholders. The Board of Trustees of VKC has designated a new record date for the preferred shares of VKC of October 7, 2005 and will mail supplemental notices regarding the adjourned meeting to preferred shareholders of VKC.

         Van Kampen Asset Management is a subsidiary of Van Kampen Investments Inc. ("Van Kampen"). Van Kampen is one of the nation's largest investment management companies, with more than $103 billion in assets under management or supervision, as of August 31, 2005. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors work toward their financial goals. Van Kampen is a wholly owned subsidiary of Morgan Stanley (NYSE:MWD). For more information, visit Van Kampen's web site at www.vankampen.com.

         The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the joint proxy statement/prospectus are available by calling Van Kampen's Client Relations Department at (800) 341-2929 or on the SEC's web site at www.sec.gov.

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Copyright(C)2005 Van Kampen Funds Inc.  All rights reserved.  Member NASD/SIPC.